UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ENERGIZER HOLDINGS INC.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

29266R108
(CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 29266R108

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Harris Associates L.P. 04-3276558
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)__ (b)__
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER None
	6.	SHARED VOTING POWER 6,878,200
	7.	SOLE DISPOSITIVE POWER 922,900
	8.	SHARED DISPOSITIVE POWER 5,955,300
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,878,200
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.50%
12.	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 29266R108

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Harris Associates Inc. 04-3276549
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)__ (b)__
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER None
	6.	SHARED VOTING POWER 6,878,200
	7.	SOLE DISPOSITIVE POWER 922,900
	8.	SHARED DISPOSITIVE POWER 5,955,300
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,878,200
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.50%
12.	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 1(a) Name of Issuer:	Energizer Holdings Inc.
1(b) Address of Issuer's Principal Executive Offices:	800 Chouteau Avenue St. Louis, MO 63102
Item 2(a) Name of Person Filing:	Harris Associates L.P. ("Harris") Harris Associates Inc. ("General Partner")
2(b) Address of Principal Business Office or, if none, Residence:	Both Harris and the General Partner maintain their principal offices at: Two North LaSalle Street, Suite 500 Chicago, IL 60602-3790
2(c) Citizenship:	Harris is a Delaware limited partnership. The General Partner is a Delaware corporation.
2(d) Title of Class of Securities:	Common Stock, $0.01 Par Value (the "Shares")
2(e) CUSIP Number:	29266R108
Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b):	Not applicable.

Item 4 Ownership (at December 31, 2001):
4(a) By reason of advisory and other relationships with the person who owns the Shares, Harris may be deemed to be the beneficial owner of the following shares:

6,878,200 shares
4(b) Percent of Class:	7.50%
4(c) Number of shares as to which such person has: (i) sole power to vote or to direct the vote:	None
(ii) shared power to vote or to direct the vote:	6,878,200
(iii) sole power to dispose or to direct the disposition of:	922,900
(iv) shared power to dispose or to direct the disposition of:	5,955,300

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Harris has been granted the power to vote Shares in circumstances it determines to be appropriate in connection with assisting its advised clients to whom it renders financial advise in the ordinary course of business, by either providing information or advice to the persons having such power, or by exercising the power to vote.

In addition, Harris serves as investment adviser to the Harris Associates Investment Trust (the "Trust"), and various of Harris' officers and directors are also officers and trustees of the Trust. Harris does not consider that the Trust is controlled by such persons. The Trust, through its various series, owns 5,955,300 shares, which are included as shares over which Harris has shared voting and dispositive power, and thus, as Shares beneficially owned by Harris because of Harris' power to manage the Trust's investments.

Item 5 Ownership of Five Percent or Less of a Class:
Not Applicable.

Item 6 Ownership of More than Five Percent on Behalf of Another Person:

The Common Stock reported herein has been acquired on behalf of advisory clients of Harris. Of the 5,955,300 shares of Common Stock indicated as "shared power to dispose or to direct the disposition of," 80,000 shares are owned by The Oakmark Equity & Income Fund, a series of the Trust, and 5,947,300 shares are owned by The Oakmark Select Fund, a series of the Trust. Persons other than Harris are entitled to receive all dividends from, and proceeds from the sale of, the securities reported herein.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8 Identification and Classification of Members of the Group:
Not Applicable.

Item 9 Notice of Dissolution of Group:
Not Applicable.

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Item 10 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated: February 4, 2002

 Harris Associates, Inc., for itself and, as
general partner of Harris Associates L.P.

By:/s/ Margaret K. McLaughlin
Margaret K. McLaughlin
Senior Counsel